SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or

13(e)(1) of the Securities Exchange Act of 1934

AMERINST INSURANCE GROUP, LTD.

(Name of Issuer)

AMERINST INSURANCE GROUP, LTD. (Issuer)

AMERINST INVESTMENT COMPANY, LTD.

(Issuer’s wholly-owned subsidiary)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Shares, $1.00 Par Value

(Title of Class of Securities)

[N/A]

(CUSIP Number of Class of Securities)

Andrew Sargeant

USA Risk Group of Vermont, Inc.

P.O. Box 1330

Montpelier, VT 05601-1330

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark H. Berens, Esq.

Bell, Boyd & Lloyd LLC

70 West Madison Street

Suite 3100

Chicago, IL 60602

Telephone: (312) 372-1121

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,500,000	$529.65

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 60,000 outstanding Common Shares at the maximum tender offer price of $75.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$529.65

Form or Registration No.:	Schedule TO

Filing Party:	AmerInst Insurance Group, Ltd.

Date Filed:	December 17, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended, relating to the offer by AmerInst Insurance Group, Ltd., a Bermuda corporation (the “Company,” “AmerInst” or “we”), through its wholly owned subsidiary, AmerInst Investment Company, Ltd. (“Investco”), to purchase up to 60,000 of its common shares, $1.00 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a single price between $60.00 and $75.00 per share, without interest. AmerInst’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2004, as amended, and in the related Letter of Transmittal, copies of which were attached to Amendment No. 2 as Exhibit (a)(1)(i) and to the original Schedule TO as Exhibit (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference, in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On January 24, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, Eastern time, on Friday, January 21, 2005. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)**	Offer to Purchase dated December 17, 2004, as amended.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Letter dated December 17, 2004 from Ronald S. Katch, Chairman of the Board of AmerInst.

(a)(1)(iv)**	Letter dated January 12, 2005 from Ronald S. Katch, Chairman of the Board of AmerInst.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release dated December 17, 2004, announcing the tender offer.

(a)(5)(ii)**	Press Release dated January 12, 2005, announcing the extension of the tender offer.

(a)(5)(iii)	Press Release dated January 24, 2005, announcing the preliminary results of the tender offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Filed with the original Schedule TO

** Filed with Amendment No. 2 to Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERINST INSURANCE GROUP, LTD.

By:	/S/ MURRAY NICOL
Name: Murray Nicol Title: Director, Vice President and Treasurer

Dated: January 24, 2005

AMERINST INVESTMENT COMPANY, LTD.

By:	/S/ MURRAY NICOL
Name: Murray Nicol Title: Director, Vice President and Treasurer

Dated: January 24, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)**	Offer to Purchase dated December 17, 2004, as amended.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Letter dated December 17, 2004 from Ronald S. Katch, Chairman of the Board of AmerInst.

(a)(1)(iv)**	Letter dated January 12, 2005 from Ronald S. Katch, Chairman of the Board of AmerInst.

(a)(5)*	Press Release dated December 17, 2004, announcing the tender offer.

(a)(5)(ii)**	Press Release dated January 12, 2005, announcing the extension of the tender offer.

(a)(5)(iii)	Press Release dated January 24, 2005, announcing the preliminary results of the tender offer.

* Filed with the original Schedule TO

**Filed with Amendment No. 2 to Schedule TO